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                                                                  Exhibit (a)(6)


                                                                         LIBERTY
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The Liberty Corporation Box 789 Greenville, SC 29602-0789

                                                               February 11, 1998

To Our Stockholders:

     The Liberty Corporation is offering to purchase up to 2,000,000 shares of its Common Stock, no par value (including the associated preferred stock purchase rights), from its stockholders at prices not greater than $52.00 nor less than $45.50 per share. The Company is conducting the Offer through a procedure commonly referred to as a "Dutch auction". This procedure allows you to select the price within the $45.50 to $52.00 price range at which you are willing to sell your shares to the Company. Alternatively, this procedure allows you to sell all or a portion of your shares to the Company at a price determined by the "Dutch auction" process.

     Based upon the number of shares tendered and the prices specified by tendering stockholders, The Liberty Corporation will determine a single per share price within that price range (the "Purchase Price") that will allow it to buy 2,000,000 shares (or such lesser number of shares as are validly tendered and not withdrawn at prices within that price range). All of the shares that are validly tendered at prices at or below the Purchase Price and not withdrawn will, subject to possible proration, conditional tenders and provisions relating to the tender of "odd lots", be purchased for cash at the Purchase Price, net to the selling stockholder. All shares which are tendered and not purchased will be returned to the tendering stockholders at the Company's expense.

     If you do not wish to participate in the Offer, you do not need to take any action.

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions for tendering are also set forth in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Each stockholder considering whether to tender all or any shares is urged to consult and rely on the stockholders own tax advisor as to the particular tax consequences to the stockholder of selling shares pursuant to the Offer, including the application of foreign, state, local or other tax laws.

     The Company believes that the purchase of shares of its Common Stock will benefit Liberty and its stockholders over the long term by enhancing earnings per share. The Company also believes that this is an attractive time to make such purchases, given its financial condition and outlook and current market conditions. However, neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender all or any shares. The Company has been advised that no director or executive officer of the Company intends to tender shares pursuant to the Offer. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses or telephone numbers set forth in the Letter of Transmittal.

                                          Very truly yours,

                                          /s/ HAYNE HIPP
                                          Hayne Hipp
                                          President